SECRETARY’S CERTIFICATE

I, Kathryn L. Santoro, Assistant Secretary of Old Mutual Funds II, certify that the following is a true and correct copy of the resolution adopted by the Old Mutual Funds II Board of Trustees (“Trustees”), the majority of whom are not “interested” trustees as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, on February 18, 2010, and that the same are in full force and effect as of the date of this certification.

WHEREAS, Old Mutual Capital, Inc. has arranged for an extension of the Investment Company Fidelity Bond in the amount of four million dollars ($4,000,000) provided by ICI Mutual Insurance Company (“Fidelity Bond”) to be made available to Old Mutual Funds I and Old Mutual Funds II (each a “Fund” and together, the “Funds”);

WHEREAS, each Fund’s Board of Trustees (each, a “Board”), in accordance with Rule 17g-l(j)(3), has determined that the Fund satisfies the governance standards set forth in Rule 0-1(a)(7), including that: (i) a majority of the Fund’s Trustees are not interested persons of the Fund, and those Trustees select and nominate any other disinterested Trustees; and (ii) any person who acts as legal counsel for the Fund’s disinterested Trustees is an independent legal counsel as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, in order for the Fund to purchase a fidelity bond, Rule 17g-l (d) under the 1940 Act, in effect, requires each Fund’s Board, including a majority of the Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, to determine at least annually that certain standards are met;

WHEREAS, each Fund, and each series of the Funds (each a “Portfolio” and together, the “Portfolios”) will enter into an agreement providing that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by a Fund, or any of its Portfolios, each Fund or any of its Portfolios shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1;

WHEREAS, each Fund’s Board, including a majority of its disinterested Trustees, has considered whether the Fidelity Bond is in the best interests of the Fund and whether the Fidelity Bond is reasonable in form and amount, taking into consideration all relevant factors including, but not limited to: (1) the value of the aggregate assets of the relevant entity to which any officer or employee covered by the Fidelity Bond may have access; (2) the nature of the relevant entity’s assets; and (3) type and terms of the arrangements made for the custody and safekeeping of such assets;

WHEREAS, each Fund’s Board has determined that the Fidelity Bond is adequate to protect the Fund against larceny or embezzlement by any of its officers and employees who may singly, or jointly with others, have access to securities or funds of the Fund, either directly or indirectly or through authority to draw upon such funds or direct the disposition of securities;

WHEREAS, each Fund’s Board, on behalf of each Portfolio of the Fund has determined that any amounts recovered under the Fidelity Bond should be allocated to the Fund in a fair and equitable manner in accordance with applicable standards; and

WHEREAS, each Fund’s Board, including a majority of its disinterested Trustees, has determined that the Funds pay the proposed Fidelity Bond premiums and taxes as follows:

(i)	1% of the proposed premiums and taxes is to be allocated to each of the Funds;

(ii)
the remaining amount of the proposed premiums and taxes is to be allocated in accordance with a formula under which each Fund pay its pro rata share of such premiums and taxes based on its relative asset size in relation to the overall assets of the Funds and, which in any case, is in an amount no more than the premiums and taxes the Fund would have paid if such insurance coverage was purchased separately;

(iii)	of the portion of the proposed premiums and taxes allocated to the Fund (the “Fund Premium Amount”), 1% is to be allocated to each Portfolio;

(iv)
the remaining amount of the proposed premiums and taxes is to be allocated in accordance with a formula under which each Portfolio pays its pro rata share of the Fund Premium Amount based on its relative asset size in relation to the overall assets of the Fund, and, which in any case, is in an amount no more than the premiums and taxes each Portfolio would have paid if such insurance coverage was purchased separately.

NOW THEREFORE BE IT RESOLVED, that each Fund’s Board approves the extension of the Fidelity Bond to July 1, 2010;

FURTHER RESOLVED, that each Fund’s Board approves the methodology for allocating the premiums of the Fidelity Bond described above;

FURTHER RESOLVED, that each Fund’s Board, and each of its disinterested Trustees, has determined that the portion of the premium paid by the Fund as a whole, and each Portfolio individually, for such insurance coverage under the joint Fidelity Bond, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately, is fair and reasonable;

FURTHER RESOLVED, that each Fund’s Board, and each of its disinterested Trustees, has determined that any amounts recovered under the Fidelity Bond shall be allocated to each eligible Portfolio in proportion to the ratio of each eligible Portfolio’s gross assets to the total gross assets of all of the eligible Portfolios and other Fund and its series;

FURTHER RESOLVED, that each Fund’s Board designates the Fund’s Secretary to make the filings and give notices required by Rule 17g-l;

FURTHER RESOLVED, that each Fund’s Board hereby approves the proposed Agreement Among Jointly Insured Parties that provides that in the event recovery is received under the Fidelity Bond as a result of common loss sustained by the Fund and any of its Portfolios, the Fund or the relevant Portfolio(s) shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of Rule 17g-l; and

FURTHER RESOLVED, that the appropriate officers of the Funds, and each of them, are hereby authorized and directed to perform all acts necessary or desirable, consistent with the objectives of the Board, to carry out the foregoing resolutions.

Statement of Amount of Single Insured Bond

In accordance with Rule 17g-1(g)(1)(ii)(c) under the Investment Company Act of 1940, as amended, Old Mutual Funds II would have procured and maintained a single insured fidelity bond in the amount of at least $1,500,000 had it not been named as a joint insured under the joint fidelity bond.

Statement of Premiums Paid

In accordance with Rule 17g-1(g)(1)(ii)(d) under the Investment Company Act of 1940, as amended, premiums have been paid for the period May 1, 2010 to July 1, 2010.

OLD MUTUAL FUNDS II

/s/ Kathryn L. Santoro

Kathryn L. Santoro
Assistant Secretary

Dated:  September 1, 2010